As filed with the Securities and Exchange Commission on December 5, 2016	Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Amendment No. 1
to
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

TiGenix
(Exact name of issuer of deposited securities as specified in its charter)

Not Applicable
(Translation of issuer’s name into English)

BELGIUM
(Jurisdiction of incorporation or organization of issuer)

Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)
60 Wall Street
New York, New York 10005
+1 (212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
+1 (212) 894-8800
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Proskauer Rose LLP 110 Bishopsgate London EC2N4AY United Kingdom +44 (20) 7280-2091 Attention: Peter Castellon, Esq.	Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 +1 (212) 813-8800 Attention: Thomas S. Levato, Esq	Francis Fitzherbert-Brockholes, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW, United Kingdom +44 207 532 1400

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box:  ☒

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing twenty ordinary shares of TiGenix	100,000,000 American Depositary Shares	$ 0.05	$ 5,000,000	$ 503.50
1	For the purpose of this table only the term "unit" is defined as one American Depositary Share.
2
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibits A and B to the form of Deposit Agreement filed as Exhibit (a) to this registration statement and is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Articles (14) and (15)

	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Articles (13) and (14)

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Article (12) Reverse of Receipt – Articles (14) and (15)

	(v)	The sale or exercise of rights	Reverse of Receipt – Articles (13) and (14)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Articles (3), (6) and (9); Reverse of Receipt – Articles (13) and (16)

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles (20) and (21) (no provision for extension)

	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Article (12)

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Articles (2), (3), (4), (6), (8), (9) and (10) Reverse of Receipt – Article (23)

	(x)	Limitation on the depositary’s liability	Face of Receipt – Article (10); Reverse of Receipt – Articles (15), (16), (17), (18) and (21)

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt – Article (9)

Item 2. AVAILABLE INFORMATION

Required Information		Location in Form of Receipt Filed Herewith as Prospectus

(b)	Periodic reporting requirements and certain reports filed with the Commission	Face of Receipt – Article (12)

TiGenix (the “Company”) is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and furnishes certain reports to, the Commission.  These reports can be retrieved from the Commission’s internet website (www.sec.gov) and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)
Form of Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (“Deposit Agreement”).  — Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Previously filed (Form F-6, File No. 333- 208703)

(e)	Certificate under Rule 466. — Not applicable.

(f)	Powers of attorney for certain officers and directors of the Company. — Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Amendment No. 1 to Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 5, 2016.

Legal entity created by the form of Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing ten ordinary shares TiGenix.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Michael Curran
Name: Michael Curran
Title: Vice President

By:	/s/ Michael Fitzpatrick
Name: Michael Fitzpatrick
Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, as amended, TiGenix has caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Leuven, Belgium, on December 5, 2016.

TiGenix

By:	/s/ Eduardo Bravo
Name: Eduardo Bravo
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on December 5, 2016.

Signature	Title

*
Eduardo Bravo Fernández de Araoz	Chief Executive Officer and managing Director
(Principal Executive Officer)

/s/ Claudia D'Augusta
Claudia D’Augusta	Chief Financial Officer
(Principal Financial and Accounting Officer)

*
Innosté SA, represented by Jean Stéphenne	Director

*
Willy Duron	Director

*
Greig Biotechnology Global Consulting, Inc., represented by Russell Greig	Director

*
June Almenoff	Director

By:	/s/ Eduardo Bravo
Name: Eduardo Bravo
Attorney-in-Fact*

/s/ Donald Puglisi
Donald Puglisi	Authorized U.S. Representative
On behalf of TiGenix

Index to Exhibits

Exhibit	Document
(a)	Form of Deposit Agreement